Issuer Free Writing Prospectus Dated November 1, 2013

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated October 29, 2013

File No. 333-191586

On November 1, 2013, Blue Capital Reinsurance Holdings Ltd. (the “Company,” “we,” “us” and “our”), filed Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-191586) to update and supplement certain information that had been provided in its preliminary prospectus dated October 29, 2013 relating to the initial public offering of the Company’s common shares. This free writing prospectus relates only to this offering and should be read together with the preliminary prospectus dated October 29, 2013 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Company’s Registration Statement. We have also filed Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-191586), which reflects these changes. Amendment No. 3 to the Registration Statement can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1582086/000156761913000093/s000078x7_s1a.htm.

Dividend Policy

We intend to make distributions through regular quarterly dividends (or distributions, which we also refer to as “dividends”) for each of the first three fiscal quarters of each fiscal year, followed by a fourth “special” dividend after the end of our fiscal year. We currently expect the first quarterly dividend will be paid after the completion of the first quarter of 2014, and we expect the amount of this dividend to be approximately $0.30 per share. The actual amount and timing of this payment, if any, remains subject to approval by our board of directors, and we cannot assure you of the timing of this dividend or that the dividend, if it is declared at all, will be $0.30 per share. Only shareholders who hold common shares as of the close of business on the record date for this dividend will be entitled to receive this payment.

The declaration, if any, and, if declared, the amount of this dividend, will be subject to the discretion of our board of directors and to the considerations of various additional risks and uncertainties, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Prospectus and elsewhere in the Preliminary Prospectus. Our board of directors may take into account a variety of factors when determining whether to declare a dividend and, if declared, the amount of any such dividend, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions and (5) any other factors that our board of directors deems relevant.

Use of Proceeds

We expect to use the net proceeds from the offering for general corporate purposes to implement our business strategy in accordance with our underwriting guidelines. In particular, we will use the net proceeds to provide, among other things, fully collateralized reinsurance and to engage in hedging and investment activities. We expect to deploy most of the net proceeds of this offering and the concurrent private placement during the nine-month period following the completion of this offering, and we will retain the remainder of the proceeds, which we expect will be sufficient to fund our ongoing operations for at least 15 months following the completion of this offering and, if necessary, to fund the quarterly dividend, if any, in whole or in part, for the first quarter of 2014. We anticipate being able to identify a sufficient number of reinsurance opportunities to enable us to deploy most of our capital on favorable terms during the nine-month period following the completion of the offering, but we cannot assure you that we will be able to do so. See “Business—Our Strategy” and “Business—Our Underwriting Guidelines” in the Preliminary Prospectus for a more detailed description of our business and its underwriting guidelines. We do not currently have any indebtedness and do not expect to use any net proceeds from the offering to repay any indebtedness.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting: Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, Email: prospectus.cpdg@db.com, Telephone: (800) 503-4611; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Telephone: (888) 603-5847; or UBS Securities LLC, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Telephone: (888) 827-7275.